SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F    ☐

Material Contained in this Report

1.	“Announcement Regarding Disposal of Own Shares as Restricted Stock”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : September 1, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Disposal of Own Shares as Restricted Stock

Tokyo, Japan – September 1, 2023 – ORIX Corporation (“ORIX” or the “Company”) announced today that it has decided to dispose of its own shares (the “Disposal”) as follows.

1.	Outline of Disposal

(1)	Date of Disposal	December 1, 2023

(2)	Class and number of shares to be disposed	73,200 shares of Common stock of the Company

(3)	Disposal price	2,720 Yen per share

(4)	Total value of shares to be disposed	199,104,000 Yen

(5)	Allottees (the “Scheduled Allottees”) and number of shares to be disposed	Employees of the Company: 127 persons 62,900 shares Employees of the Company subsidiaries: 20 persons 10,300 shares

(6)	Others	An Extraordinary Report under the Financial Instruments and Exchange Act has been submitted with respect to this Disposal.

2.	Purpose and Reason for the Disposal

As described in the Company’s May 10, 2023 press release entitled “Introduction of Incentive Plan for Employees (Restricted Stock Grant Plan),” the Company intends to dispose of its own shares mainly for manager- and executive-level employees of ORIX and some group companies (the “Eligible Employees”) in order to foster a greater sense of participation in the management of ORIX and some group companies.

For this purpose, the Company introduced a Restricted Share Grant Plan (the “Plan”) as an incentive plan to encourage the Eligible Employees to take proactive action to achieve medium- to long-term and sustainable enhancement of corporate value.

The outline of the Plan is as follows.

【The Plan Outline】

Under the Plan, the Eligible Employees will contribute monetary claims paid to them by the Company or its subsidiaries as assets contributed in kind and will receive shares of common stock of the Company in return.

The amount to be contributed per share shall be determined by the Company’s Representative Executive Officer, pursuant to a delegation of authority by the Board of Directors of the Company, based on the closing price of the Company’s common stock on the Tokyo Stock Exchange on the business day immediately preceding the date of that determination (or, if no trading is effected on that date, the closing price of the immediately preceding trading day) to the extent that such amount is not excessively favorable to the Eligible Employee who will subscribe for such common stock.

In addition, upon the issuance or disposal of shares of common stock of the Company under the Plan, a Restricted Share Allotment Agreement (the “Allotment Agreement”) shall be executed between the Company and the Eligible Employee, which will provide in part that: (i) the Eligible Employee shall, for a defined period, be prohibited from transferring to third parties, creating security interests in, or otherwise disposing of the shares of common stock of the Company allotted under the Allotment Agreement and (ii) the Company retains the right to acquire such shares of common stock without consideration in the occurrence of certain events.

In the Disposal, the Company will pay a total of ¥199,104,000 (the “Monetary Grant”) from the Company or its subsidiaries to the 147 Scheduled Allottees, and the Company will grant the Scheduled Allottees a total of 73,200 shares of common stock of the Company (the “Allotted Shares”).

In consideration of the purpose of the Plan, which is to provide incentives for medium- to long-term and sustainable enhancement of corporate value, the Eligible Employees will be restricted from transferring the shares of common stock received under the Plan for a period of 3 years.

The outline of the Allotment Agreements to be concluded between the Company and the Eligible Employees in connection with the Disposal is described more fully in 3. below.

3.	Outline of the Allotment Agreement

(1) Transfer Restriction Period

From December 1, 2023 to November 30, 2026

(2) Conditions to Lift Transfer Restrictions

If an Eligible Employee continues to serve as an employee of the Company or the Company’s subsidiaries in positions determined by the Company to be eligible (the “Eligible Position”) throughout the Transfer Restriction Period, the transfer restrictions will be lifted for all of the Eligible Employee’s Allotted Shares at the end of the Transfer Restriction Period.

However, if the Eligible Employee loses such Eligible Position due to reaching retirement age or in such other circumstances as the Company may deem justifiable, then the transfer restrictions shall be lifted for all of the Allotted Shares on the first day of June or December (whichever comes first) following the day such circumstances occur (provided, however, that if such circumstances occur before July 1, 2024, the transfer restrictions will be lifted on December 1, 2024).

(3) Acquisition by the Company without consideration

If certain events occur during the Transfer Restriction Period, such as the Eligible Employee’s loss of their Eligible Position due to reasons other than those stipulated in (2) above, the Company can acquire all of the Allotted Shares held by the Eligible Employee at that point in time without consideration.

In addition, the Company can acquire without consideration the Allotted Shares held by the Eligible Employee at the time immediately following the expiration of the Transfer Restriction Period if the Transfer Restrictions have not been lifted at that time.

(4) Treatment in the event of organizational restructuring, etc.

If, during the Transfer Restriction Period, a merger agreement under which the Company will become a defunct company, a share exchange agreement under which the Company will become a wholly owned subsidiary, a share transfer plan, or any other matters relating to organizational restructuring, etc. are approved at a general meeting of the shareholders of the Company (however, if approval by a general meeting of the shareholders of the Company is not required for such organizational restructuring, then such matters requiring the approval of the Board of Directors of the Company) (an “Organizational Restructuring Event”), the Company may, at the Company’s discretion, lift the transfer restrictions on the Allotted Shares on the business day immediately prior to the effective date of such an Organizational Restructuring Event. Further, immediately prior to the effective date of such an Organizational Restructuring Event, the Company can acquire without consideration all the Allotted Shares of which the transfer restrictions have not been lifted as of that effective date.

However, notwithstanding the foregoing, if the business day immediately preceding the effective date of such Organizational Restructuring Event is prior to July 1, 2024, the Company can acquire without consideration all of the Allotted Shares held by the Eligible Employee on that date.

(5) Management of shares

The Allotted Shares will be managed in a dedicated account opened by the Eligible Employee at Nomura Securities Co., Ltd. during the Transfer Restriction Period so that the Allotted Shares may not be transferred, pledged as collateral or otherwise disposed of during the Transfer Restriction Period.

In order to ensure the effectiveness of the transfer restrictions of the Allotted Shares, the Company has entered into an agreement with Nomura Securities Co., Ltd. to manage the Allotted Shares account held by each Eligible Employee, and the Eligible Employee agrees to the details of this management arrangement.

4.	Basis and Details of the Calculation of the Amount to be Paid in Contribution

This Disposal will be conducted through in-kind contributions of the Monetary Grant held by the Scheduled Allottees.

In order to eliminate arbitrariness, the Disposal price is set at 2,720 yen, which is the closing price of the Company’s common stock on the Prime Market of the Tokyo Stock Exchange on August 31, 2023 (the business day before the date of determination by the Company’s Representative Executive Officer).

As this is the market price of the Company’s common stock immediately prior to the date of the decision of the Company’s Representative Executive Officer, the Company believes that it is reasonable and does not constitute a particularly favorable amount.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.